                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                 COLUMBIA GAS TRANSMISSION CORPORATION ("TCO")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.    Type of Securities - Short-Term Mortgage Bonds

2.    Issue, renewal or guaranty - New issue.

3.    Principal amount - See Schedule 1.

4.    Rate of interest - See Schedule 1.

5.    Date of issue renewal or guaranty - as indicated on Schedule 1.

6.    Non-Applicable.

7.    Date of maturity - See Schedule 1.

8.    Issued to The Columbia Gas System, Inc.

9. Collateral given with each Security - Substantially all of the property of TCO.

10. Consideration received: Cash was received for short term First Mortgage Bonds issued. The maximum amount of cash received during the period October 1, 1996, through December 31, 1996, was $6,000,000.

11. Application of Proceeds - Corporate funds for use in ordinary course of business.

12.   Issue, renewal or guaranty exempt under (c) Rule 52.

13.   Non-Applicable.

14.   Non-Applicable.

15.   Exempt from provisions of Section 6(a) under Rule 52.


Date: March 21, 1997         By:    //s//J. W. Trost
                                 ----------------------------------------
                                     J. W. Trost, Vice President

                                                                     Form U-6B-2
                                                                     Schedule 1




                     COLUMBIA GAS TRANSMISSION CORPORATION
               PERIOD FROM OCTOBER 1, 1996 TO DECEMBER 31, 1996





           MAXIMUM AMOUNT
            DURING PERIOD
        -------------------

              SERIES A
             SHORT-TERM                          INTEREST                            MATURITY
            MORTGAGE BONDS                          RATE                               DATE
        -------------------                      ---------                        -------------

             $6,000,000                              *                                  **


*        Interest Rate = 6.02%
**       Maturity Date = 4/30/97

                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.    Type of Securities - See Schedule 1.

2. Issue, renewal or guaranty - Common Stock and Installment Promissory Notes are new issues. Short-Term Debt represents Intrasystem Money.

3.    Principal amount - See Schedule 1.

4.    Rate of interest - See Schedule 1.

5.    Date of issue renewal or guaranty - as indicated on Schedule 1.

6.    Non-Applicable.

7.    Date of maturity - See Schedule 1.

8. Issued Common Stock and Installment Promissory Notes to The Columbia Gas System, Inc.

9.    Collateral given with each Security - Non-Applicable.

10. Consideration received was the principal amount for the Notes and par value for Stock.

11. Application of Proceeds - General corporate funds for use in ordinary course of business.

12.   Issue, renewal or guaranty exempt under (c) Rule 52.

13.   Non-Applicable.

14.   Non-Applicable.

15.   Exempt from provisions of Section 6(a) under Rule 52.

                               Columbia Gas of Kentucky, Inc.
                               Columbia Gas of Ohio, Inc.
                               Columbia Gas of Pennsylvania, Inc.
                               Commonwealth Gas Services, Inc.


Date: March 21, 1997            By:    //s//J. W. Trost
                                    --------------------------------------
                                        J. W. Trost, Vice President

                                                                     Form U-6B-2
                                                                      Schedule 1




                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES
                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                           Installment
    Company        Common Stock        Promissory Notes***         Borrowings*           Investments*
    -------        ------------        ----------------            ----------            -----------
                         $000                    $000                   $000                  $000

      CKY               8,000                  17,230                     **                    **

      COH                 -0-                  60,000                     **                    **

      CPA              16,500                  21,000                     **                    **

      COS               5,000                  21,200                 35,672                   -0-


----------------

  *   Interest Rate =6.04% to 6.19%
      Maturity Date - 4/30/97

 **   Reported pursuant to Rule 24

***   Interest Rate - 7.28% to 7.9%